Exhibit 99.1

Eco Wave Power Presents Continued Operational Progress and Reports First Quarter 2023 Financial Results

Stockholm, Sweden, May 31, 2023 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading, publicly traded onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity, today provided a corporate update and reported its financial results as of and for the three months ended March 31, 2023.

Management Commentary

Operations

●	First Onshore Wave Energy Technology at the Port of Los Angeles in the United States

On January 12, 2023, Eco Wave Power’s cutting-edge wave energy technology was unveiled in the United States for the first time in the Company’s history, which we believe is the first-ever onshore wave energy station to be showcased in the United States. According to the U.S. Energy Information Administration, wave energy can supply up to 66% of the United States energy demand.

●	National Electric Company and Eco Wave Power Enter into Israel’s First-Ever Wave Energy Power Purchase Agreement

Eco Wave Power, through its EWP-EDF One joint venture, has signed a Power Purchase Agreement with the Israeli National Electric Company, allowing its wave energy project at the Port of Jaffa in Tel Aviv to connect to Israel’s energy grid. Once EWP-EDF One’s wave energy project is officially connected to the energy grid, this will mark the first time in Israel’s history that electricity produced by the power of waves will be transmitted to the national electric grid. The project is supported by EDF Renewables IL and the Israeli Energy Ministry, who recognized Eco Wave Power’s technology as “pioneering technology.”

●	Eco Wave Power and Rogan Associates Partner to Bring Wave Energy Technology to Greece

Eco Wave Power has announced a collaboration agreement with Rogan Associates SA (“Rogan Associates”) for the design of its innovative wave energy technology in the Port of Heraklion in Crete, Greece. Rogan Associates, founded in 1977, is an engineering firm specializing in port and waterfront development with an extensive background in marine-related projects and sea transportation. They will design the reinforcement and potential extension of the Heraklion Port’s existing breakwater, while Eco Wave Power will analyze wave energy production and design its patented wave energy technology for the breakwater. The project is funded by a grant received by Rogan Associates from the European Union (EU) Climate, Infrastructure, and Environment Executive Agency. This collaboration strengthens Eco Wave Power’s focus on the European market and builds upon its previous partnerships with EU funding programs. The agreement was signed following a visit to Eco Wave Power’s EWP-EDF One project in the Port of Jaffa, Israel. Both companies express enthusiasm for expanding renewable energy technologies and promoting wave energy in Greece. Heraklion Port Authority’s Director of Technical Works and Environment, Emmanouil Tsiplostefanakis was especially impressed with the simplicity of Eco Wave Power’s technology and how the design is “modular, scalable, and efficient, making it an easy match for most – if not every – port and breakwater.”

●	Eco Wave Power to Open First North American Subsidiary in New York City; Expands Presence in the United States

Eco Wave Power has announced the opening of its U.S. subsidiary, Eco Wave Power U.S. Inc., along with plans to establish a corporate office in New York City. This move reflects the Company’s commitment to expanding its presence in the United States, a crucial market for renewable energy. Eco Wave Power’s wave energy technology has the potential to provide a reliable renewable energy source along the country’s vast coastline and contribute to the fight against climate change. The Company has gained attention and support, with partnerships and legislation in place to promote wave energy since becoming a publicly traded company in the United States on the Nasdaq Capital Market in 2021. Additionally, the recent Inflation Reduction Act signed by President Joe Biden allocates significant funding for renewable energy, which could further support Eco Wave Power’s commercialization plans in the United States.

Legislation

●	Historic Wave Energy Legislation Initiative Takes a Significant Step Forward in California

Eco Wave Power supported the introduction of California Senate Bill 605, sponsored by Senator Steve Padilla, which aims to support the development of wave energy in the state of California and its 840-mile coastline.

According to Senate Bill 605:

“California has set ambitious clean energy targets on the path to carbon neutrality by 2045, but the need for more clean energy is immediate. Wave and tidal energy, or hydrokinetic energy, has the potential to provide that energy in a more expedited fashion as blue economy innovators in California are now looking to bring the technology to scale.”

The bill proposes a comprehensive study to assess the feasibility and advantages of wave and tidal energy, as well as the creation of a strategic plan for deploying related technologies and infrastructure. The bill recognizes the economic and environmental benefits of wave energy and highlights its potential to contribute to California’s clean energy goals. This comes after a similar bill was introduced in New Jersey in March of 2022 by New Jersey Assemblyman Robert Karabinchak. Eco Wave Power, a leader in wave energy technology, recently unveiled its first onshore wave energy unit in the United States at the Port of Los Angeles, demonstrating the scalability and transportability of its innovative technology.

●	Eco Wave Power Submits Testimony in Support of Wave Energy Legislation in California, Which Passes Unanimously in California’s Senate Energy Committee and the Natural Resources and Water Committee

Inna Braverman, Chief Executive Officer of Eco Wave Power, submitted written testimony in support of California Senate Bill 605, proposed by State Senator Steve Padilla. This written testimony was provided to the Senate Energy, Utilities, and Communication Committee as well as the Natural Resources and Water Committee. Senate Bill 605 was unanimously passed, 15-0 and 10-0 by the respective committees in which the bill aims to establish a regulatory framework for the development of wave energy projects in California, including the creation of a strategic plan for wave and tidal technologies. SB 605 recognizes the economic and environmental benefits of wave energy and has gained unanimous support from committees. The legislation has backing from various organizations and businesses and is seen as a crucial step toward California becoming a leader in clean, renewable energy. Eco Wave Power previously unveiled the first onshore wave energy unit in the United States, and SB 605 is the second bill focused on wave energy technology introduced in the past year, following the efforts of New Jersey Assemblyman Robert Karabinchak last March.

First Quarter 2023 Financial Overview

●	For the three months ended March 31, 2023, revenues were zero compared to $26,000 in the same period last year, which was related to feasibility study services in Asia.

●	Operating expenses were $683,000, down by 24% on the same period last year.

●	Research and development expenses were $210,000 compared to $194,000 in the same period last year.

●	Sales and marketing expenses were $76,000 compared to $165,000 in the same period last year.

●	General and administrative expenses were $397,000 compared to $536,000 in the same period last year.

●	Other income of $5,000 was generated mainly from management fees in a joint venture.

●	Share of net loss of a joint venture accounted for using the equity method was $5,000.

●	Operating loss was $683,000 compared to $896,000 in the same period last year.

●	Net financial income was $160,000, compared to $173,000 in the same period last year.

●	Net loss was $523,000, or $0.01 per basic and diluted share, compared to a net loss of $723,000, or $0.02 per basic and diluted share in the same period last year.

●	The Company ended the period with $4.7 million in cash and cash equivalents and $5 million in short term bank deposits, compared to $5.3 million and $5 million, respectively, as of December 31, 2022.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For media inquiries, please contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses that once EWP-EDF One’s wave energy project is officially connected to the energy grid, this will mark the first time in Israel’s history that electricity produced by the power of waves will be transmitted to the national electric grid, advantages and benefits of its technology, the Company’s focus on the European market, its plans to establish a corporate office in New York City, that establishment of a U.S. subsidiary reflects the Company’s commitment to expanding its presence in the United States, a crucial market for renewable energy, and that the recent Inflation Reduction Act signed by President Joe Biden allocates significant funding for renewable energy, which could further support Eco Wave Power’s commercialization plans in the United States . Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	March 31 2023	December 31 2022
	In USD thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4,720	5,295
Short term bank deposits	5,006	5,000
Restricted short-term bank deposits	62	63
Other receivables and prepaid expenses	168	161
TOTAL CURRENT ASSETS	9,956	10,519

NON-CURRENT ASSETS:
Property and equipment, net	711	722
Right-of-use assets, net	156	166
Investments in a joint venture accounted for using the equity method	492	510
TOTAL NON-CURRENT ASSETS	1,359	1,398
TOTAL ASSETS	11,315	11,917

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans from related party	951	941
Current maturities of other long-term loan	33	32
Accounts payable and accruals:
Trade	64	75
Other	820	733
Current maturities of lease liabilities	92	78
TOTAL CURRENT LIABILITIES	1,960	1,859

NON-CURRENT LIABILITIES:
Other long-term loan	99	96
Lease liabilities, net of current maturities	64	88
TOTAL NON-CURRENT LIABILITIES	163	184
TOTAL LIABILITIES	2,123	2,043

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(2,220)	(2,061)
Accumulated deficit	(11,807)	(11,284)
TOTAL EQUITY	9,192	9,874
TOTAL LIABILITIES AND EQUITY	11,315	11,917

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended
	March 31
	2023	2022
	In USD thousands
REVENUES	-	26
COST OF SALES	-	(22)
GROSS PROFIT	-	4
OPERATING EXPENSES
Research and development expenses	(210)	(194)
Sales and marketing expenses	(76)	(165)
General and administrative expenses	(397)	(536)
Other income	5	-
Share of net loss of a joint venture accounted for using the equity method	(5)	(5)
TOTAL OPERATING EXPENSES	(683)	(900)

OPERATING LOSS	(683)	(896)

Financial expenses	(12)	(18)
Financial income	172	191
FINANCIAL INCOME - NET	160	173

NET LOSS	(523)	(723)

ATTRIBUTABLE TO:
The parent company shareholders	(523)	(723)
	(523)	(723)

	In USD

LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844